CANNEX CAPITAL PROVIDES CORPORATE UPDATE ON
EXISTING OPERATIONS AND MULTI-STATE EXPANSION
STRATEGY

Vancouver, BC, October 25, 2018 – Cannex Capital Holdings Inc. (“Cannex Capital” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) is pleased to provide the following update to inform shareholders of current operations, management team additions, cash position and potential multi-state expansion opportunities.

Further to the Company’s October 16, 2018 news release, the total of US$3.5 -million advanced to Ametrine Wellness dba Jetty Extracts in April and August 2018 (the “Jetty Note”) has been repaid in full, along with accrued interest. Furthermore, as reported on October 2, 2018, Cannex Capital is cash flow positive and earned US$2.43 million of income in its most recent fiscal quarter. With the repayment of the Jetty Note, the Company’s consolidated cash balance is over US$13.3 million.

As an emerging multi-state operator, the Company is actively reviewing opportunities in legal US medical and recreational cannabis states, with a focus on California, Nevada and Arizona. These states are projected to have a combined market size of US$8.7 billion by 2022, according to a July 24, 2018 GMP Securities report titled US Cannabis Industry. The Company remains committed to its vision of being a leading vertically-integrated multi-state operator specializing in boutique cultivation, extraction, and processing, as well as brand development and distribution.

“We are in discussions with a wide range of groups, including investors, who recognize our operational leadership, especially with respect to extraction and brand development,” said Leo Gontmakher, COO of Cannex Capital. “We are strong believers that operational fundamentals will define successful cannabis companies as the industry evolves,” continued Gontmakher, “and will form the foundation for exceptional brands.”

As recently reported, David Croom has been appointed the Company’s new Washington State based Chief Financial Officer. Mr. Croom’s experience as a senior financial executive at Amazon, Microsoft and Chevron, where he managed multiple reporting subsidiaries, will be invaluable as Cannex Capital expands its portfolio to include new operating divisions. Cannex Capital has also recently hired an experienced licensing and compliance manager, April Roth, to oversee and manage new licensing applications and licensing compliance. Ms. Roth is also based in Washington State and is an important addition to the Company’s US operating team.

In Washington State the Company is pleased to report that its strategic operating tenant, Superior Gardens LLC d/b/a Northwest Cannabis Solutions (“NWCS”), continues to generate outstanding operating results with strong revenues of approximately US$8.5 million for July, August and September and record unit volume sales for the same period and up on a year on year basis. NWCS reports that its derivative products, edible brands, and top-selling dried flower products continue to have a loyal and growing consumer base in Washington and across multiple consumer demographics. In these same months, NWCS sold cannabis products to over half of Washington’s cannabis retailers.

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“We are very pleased to be associated with such a strong operations team as NWCS, who demonstrate consistent leadership in a highly competitive market,” said Anthony Dutton, CEO of Cannex Capital. “As Cannex expands, we will leverage the proprietary brands and intellectual property used at NWCS to become dominant operators in new jurisdictions. Cannex has invested considerable time and resources developing our proprietary IP, protocols and SOPs, and we’re excited to be working with NWCS and to see our model working so effectively.”

NWCS sales information above was shared with Cannex by NWCS. The information was an export of sales NWCS had reported through the state mandated seed-to-sale cannabis traceability system. While Washington state law and regulations require that such information be accurate, this information is unaudited and is not under Cannex’s direct control. Cannex does not own NWCS.

Cannex Capital will also be increasing its investor outreach efforts. The Company attended the IC3 Institutional Capital and Cannabis Conference in New York earlier this week and will be attending the industry-leading MJBiz Conference in Las Vegas November 14 – 16. Cannex will have a booth on the trade show floor and looks forward to meeting all investors there.

About Cannex Capital Holdings Inc.
Cannex Capital, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex Capital is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. With a corporate office in Vancouver, BC, Cannex Capital is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex Capital currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex Capital’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to Cannex Capital’s potential multi-state expansion, the potential size of the cannabis market in the United States, future developments and the business and operations of Cannex, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.